EXHIBIT 13


                            [BEST POWER LETTERHEAD]


                                                                   May 16, 1995



To Our Stockholders:

     On behalf of the Board of Directors of Best Power Technology, Incorporated (the "Company"), we are pleased to inform you that on May 10, 1995, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with General Signal Corporation and G. S. Newco, Inc., its wholly-owned subsidiary, pursuant to which G. S. Newco, Inc. has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding Shares (the "Shares") of the Common Stock of the Company at $21 per share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company not tendered pursuant to the Offer will be converted into the right to receive $21 per share in cash, without interest (except any Shares as to which the holder has properly exercise dissenter's rights of appraisal). Stockholders owning approximately 21.2% of the Company's outstanding Shares have agreed to tender their Shares in the Offer.

     Your Board of Directors has unanimously determined that the Offer and Merger are fair and in the best interests of the Company and its stockholders and has approved the Offer and Merger; and the Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of The Chicago Corporation, the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     We urge you to read the information contained in our Schedule 14D-9, as well as the materials provided to you by G. S. Newco, Inc. and General Signal Corporation, carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                           On behalf of the Board of Directors,



                                                 /s/ Paul F. Koeppe
                                                  Paul F. Koeppe
                                                  Chairman, Executive Committee





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